SECU  ION

05040363

VF 3-25-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48347

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Lugano Group Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Poydras Street, Suite 1400
(No. and Street)

New Orleans (City) LA (State) 70130-6116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amir Mireskandari (504) 529-9752
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles F. Webb
(Name – *if individual, state last, first, middle name*)

616 Barrone Street, Suite 203 (Address) New Orleans (City) LA (State) 70113-1022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

VF 3-28-05

OATH OR AFFIRMATION

I, Amir Mireskandari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Lugano Group Incorporated, as of February 23 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President

Title

Notary Public


PAULETTE MCGUIRE
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARLES F. WEBB
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

The Lugano Group Incorporated
201 St. Charles Avenue - Ste. 2500
New Orleans, LA 70170-2500

I have audited the accompanying statement of financial condition of The Lugano Group Incorporated as of December 31, 2004 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Lugano Group Incorporated at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Charles F. Webb
Certified Public Accountant

February 24, 2005

616 BARONNE ST., SUITE 203 • NEW ORLEANS, LOUISIANA 70113 • (504) 529-2220 • FAX (504) 529-7558 EMAIL cfwebb1040@aol.com

THE LUGANO GROUP, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash and cash equivalents	$	6,656
Receivable from brokers or dealers		2,440
Other receivable		19,224
Secured demand notes collateralized by investments		13,000
Other receivable		-
Furniture and equipment, net of accumulated depreciation of $12,432		-
Organization Cost, net of accumulated amortization of $12,420		-
Investment - NASD Warrants		10,400
Total Assets	$	51,720

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Note payable - Noncurrent	$	1,200
		1,200
SUBORDINATED LIABILITIES		
Liabilities subordinated to the claims of general creditors		13,000
STOCKHOLDERS' EQUITY		
Common stock, $1.00 par value, 10,000 authorized, 100 shares issued and outstanding		100
Contributed capital		44,214
Retained earnings		(6,794)
		37,520
Total Liabilities and Stockholders' Equity	$	51,720

See notes to financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Lugano Group Incorporated was incorporated May 9, 1995 for the purpose of engaging in securities brokerage and investment research.

The accompanying financial statements have been prepared in accordance with generally accepted principles. The company maintains a modified accrual basis of accounting where revenues are recognized in the accounting period in which they become measurable and expenditures are recorded when incurred.

Property and equipment are recorded at cost. When property is sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included as income. Maintenance and repairs are expense as incurred.

Depreciation is provided using the straight line methods over the useful lives of respective assets as follows -

Equipment	5 years
Furniture and fixtures	3-7 years

The amortization of organizational cost is for a period of sixty months beginning with the month the corporation commences business.

NOTE 2 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year of operation and 15 to 1 thereafter. At December 31, 2004, the Company had net capital of $20,920, which was $15,920 in excess of its required net capital of $5,000. The Company''s ratio of aggregate indebtedness to net capital was .06 to 1.

NOTE 3 - SECURED DEMAND NOTE

This amount represents loans to the Company collateralized by certificate of deposit. At December 31, 2004, the value of the certificate collateralized is $13,500.

NOTE 4 - COMMITMENT

The Company's lease for office space expired May 2004 and the Company is presently on a month to month rental agreement.

NOTE 5 - INSURANCE RISK

The Company has a fidelity bond with Theodore Liftman Insurance, Inc. The limit of liability is $25,000, and the deductible amount is $5,000.